
05009579

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Lojas Renner S.A.

*CURRENT ADDRESS Av. Assis Brazil No. 944
Passo D'Areia, CEP 91010-000
State of Grande do Sul
Porto Alegre
Brazil

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34898 FISCAL YEAR 12/31/04

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY:

DAT : 2/11/05

82-34898

AR/S
12-31-04

LOJAS RENNER S.A.

FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(A translation of the original report in Portuguese containing financial statements prepared in accordance with accounting practices adopted in Brazil)

INDEPENDENT AUDITORS' REPORT

To
The Board of Directors and Shareholders
Lojas Renner S.A.
Porto Alegre — RS

We have examined the accompanying balance sheets of Lojas Renner S.A. (the "Company") as of December 31, 2004, 2003 and 2002 and the related statements of income, changes in shareholders' equity and changes in financial position for the years then ended, which are the responsibility of its management. Our responsibility is to express an opinion on these financial statements.

Our examinations were conducted in accordance with auditing standards generally accepted in Brazil and included: (a) planning of the audit work, considering the materiality of the balances, the volume of transactions and the accounting systems and internal accounting controls of the Company; (b) verification, on a test basis, of the evidence and records which support the amounts and accounting information disclosed; and (c) evaluation of the most significant accounting policies and estimates adopted by Company management, as well as the presentation of the financial statements taken as a whole.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Lojas Renner S.A. as of December 31, 2004, 2003 and 2002, and the results of its operations, changes in its shareholders' equity and changes in its financial position for the years then ended, in conformity with accounting practices adopted in Brazil.

Our examinations were performed with the objective of expressing an opinion on the financial statements taken as a whole. The statements of cash flows are supplementary to the aforementioned financial statements, and have been included to facilitate additional analysis. This supplementary information was subject to the same audit procedures as applied to the aforementioned financial statements and, in our opinion, are presented fairly, in all material respects, in relation to the financial statements taken as a whole.

February 14, 2005, except as to the statements of cash flows and Note 13 which are as of June 1, 2005.

KPMG Auditores Independentes
CRC SP014428/F-RS

/s/ WLADIMIR OMIECHUK
Wladimir Omiechuk
Accountant CRC RS041241/O-2

LOJAS RENNER S.A.

BALANCE SHEETS
December 31, 2004, 2003 and 2002

	2004	2003	2002
	(In thousands of *Reais*)		
ASSETS			
Current assets			
Cash and banks	16,783	22,282	18,033
Short-term investments	82,968	62,947	48,552
Trade accounts receivable, net	326,634	257,923	236,827
Inventories	71,481	61,054	53,010
Other accounts receivable	14,583	10,811	11,703
Deferred income and social contribution taxes	32,103	24,937	24,609
Prepaid expenses	993	411	130
	545,545	440,365	392,864
Non-current assets			
Court deposits	21,891	18,315	18,535
Other accounts receivable	4,696	19	1,494
Deferred income and social contribution taxes	5,338	8,252	9,599
	31,925	26,586	29,628
Permanent assets			
Investments	75	76	74
Property and equipment, net	162,039	150,601	129,594
Deferred charges	2,750	24,061	45,372
	164,864	174,738	175,040
	742,334	641,689	597,532
LIABILITIES			
Current liabilities			
Loans and financing	58,293	51,439	46,686
Accounts payable to suppliers	167,923	145,066	122,670
Taxes and contributions payable	57,076	37,735	35,006
Salaries and vacation payable	26,144	16,155	15,371
Other accounts payable	30,654	28,183	25,064
Provision for contingencies	34,592	28,718	30,132
	374,682	307,296	274,929
Non-current liabilities			
Loans and financing	212,352	231,136	282,664
Taxes and contributions payable	6,966	7,377	590
	219,318	238,513	283,254
Shareholders' equity			
Capital	55,000	55,000	55,000
Capital reserves	106,660	106,660	106,660
Accumulated losses	(13,326)	(65,780)	(122,311)
	148,334	95,880	39,349
	742,334	641,689	597,532

See the accompanying notes to financial statements.

LOJAS RENNER S.A.

STATEMENTS OF INCOME
Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
	(In thousands of *Reais*, except net income (loss) per thousand shares)		
Gross revenue	1,289,255	1,053,525	930,572
Deductions	(335,451)	(229,601)	(195,871)
Net revenue	953,804	823,924	734,701
Cost of goods sold	(517,791)	(456,815)	(411,978)
Gross profit	436,013	367,109	322,723
Operating income (expenses)			
Selling expenses	(251,417)	(213,504)	(186,142)
Administrative and general expenses	(82,319)	(70,170)	(62,838)
Management remuneration	(3,768)	(2,564)	(2,193)
Tax expenses	(11,824)	(20,492)	(13,771)
Financial (expense) income, net	(1,295)	33,076	(115,888)
Amortization of goodwill	(21,311)	(21,311)	(21,311)
Depreciation	(27,344)	(23,661)	(20,260)
Other operating income, net	20,829	12,046	5,679
	(378,449)	(306,580)	(416,724)
Operating income (loss)	57,564	60,529	(94,001)
Non-operating income (expenses)	(2,707)	83	(2,268)
Income (loss) before income and social contribution taxes	54,857	60,612	(96,269)
Income and social contribution taxes	(2,403)	(4,081)	(808)
Net income (loss) for the year	52,454	56,531	(97,077)
Net income (loss) per lot of a thousand shares — R$	13.80	14.88	(25.55)
Number of shares at year-end (in millions)	3,800	3,800	3,800

See the accompanying notes to financial statements.

LOJAS RENNER S.A.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years Ended December 31, 2004, 2003 and 2002

	Capital	Capital Reserves	Accumulated Losses	Total
		Goodwill Reserve		
	(In thousands of *Reais*)			
Balances at January 1, 2002	55,000	106,660	(25,234)	136,426
Net loss for the year	—	—	(97,077)	(97,077)
Balances at December 31, 2002	55,000	106,660	(122,311)	39,349
Net income for the year	—	—	56,531	56,531
Balances at December 31, 2003	55,000	106,660	(65,780)	95,880
Net income for the year	—	—	52,454	52,454
Balances at December 31, 2004	55,000	106,660	(13,326)	148,334

See the accompanying notes to financial statements.

LOJAS RENNER S.A.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
	(In thousands of *Reais*)		
Sources of funds			
Operations			
Net income (loss) for the year	52,454	56,531	(97,077)
Items not affecting working capital			
Depreciation and amortization	27,344	23,661	20,260
Residual cost on disposal of property and equipment	4,398	959	602
Goodwill amortization	21,311	21,311	21,311
Equity in net income of subsidiaries	1	(2)	—
Charges of long-term items	(8,521)	(41,267)	109,007
Deferred income and social contribution taxes	2,914	1,347	2,078
	99,901	62,540	56,181
From third parties			
Decrease in non-current assets	—	1,695	—
Increase in long-term liabilities	—	6,787	—
	—	8,482	—
Sources of funds	99,901	71,022	56,181
Applications of funds			
Property and equipment	43,180	45,627	23,846
Non-current assets	8,253	—	4,939
Interest paid on long-term loans	10,263	10,261	11,975
Decrease in long-term liabilities	411	—	329
Applications of funds	62,107	55,888	41,089
Increase in working capital	37,794	15,134	15,092
Changes in working capital			
At end of year	170,863	133,069	117,935
At beginning of year	133,069	117,935	102,843
Increase in working capital	37,794	15,134	15,092

See the accompanying notes to financial statements.

LOJAS RENNER S.A.

STATEMENTS OF CASH FLOWS — INDIRECT METHOD
Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
	(In thousands of *Reais*)		
Cash flows from operating activities			
Net income (loss) for the year	52,454	56,531	(97,077)
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	48,655	44,972	41,571
Result on disposal of property, plant and equipment	4,262	(125)	502
Accrued interest, net of interest paid	8,078	1,627	(980)
Exchange variation on long-term loans	(18,817)	(51,618)	97,530
	94,632	51,387	41,546
Changes in assets and liabilities			
Increase in accounts receivable	(68,711)	(21,096)	(52,734)
Increase in inventories	(10,427)	(8,044)	(1,506)
(Increase) decrease in other accounts receivable	(4,354)	611	(7,160)
(Increase) decrease in income and social contribution deferred taxes	(4,252)	1,019	(3,930)
(Increase) decrease in non-current assets	(8,253)	1,695	(4,939)
Increase in accounts payable to suppliers	22,857	22,396	22,181
Increase in salaries and vacation payable	9,989	784	3,541
Increase in taxes and contributions payable	18,930	9,516	11,614
Increase in other accounts payable and provisions	8,345	1,705	14,923
Cash provided by operating activities	58,756	59,973	23,536
Cash flows from investment activities			
Purchases of property and equipment	(43,180)	(45,627)	(23,846)
Proceeds from sale of property and equipment	137	1,082	100
Net cash used in investment activities	(43,043)	(44,545)	(23,746)
Cash flows from financing activities			
Proceeds from issuance of loans	112,821	158,932	118,645
Payments of loans — principal	(114,012)	(155,716)	(107,603)
Net cash (used in) provided by financing activities	(1,191)	3,216	11,042
Increase in cash and cash equivalents			
At beginning of year	85,229	66,585	55,753
At end of year	99,751	85,229	66,585
Increase in cash and cash equivalents	14,522	18,644	10,832
Supplemental disclosures of cash flow information			
Cash (paid) received during the year for:			
Net interest and other financial charges paid	(31,156)	(37,052)	(33,524)
Financial income from investments and others	19,122	20,136	14,186
Income and social contribution taxes	(3,055)	(4,738)	—

See the accompanying notes to financial statements.

LOJAS RENNER S.A.

NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(In thousands of *Reais* except share data)

1 Operations

The Company operates as a retailer in selling clothing, sporting goods and other merchandise that are commonly found in department stores, which includes both domestic and imported items. The Company may also participate in the capital stock of other companies.

2 Presentation of the financial statements

The financial statements were prepared in accordance with accounting practices derived from the Brazilian Corporation Law and rules of the Brazilian Securities Exchange Commission (CVM). Because of the process of the public offering of shares, the information contained in the financial statements for the years 2003 and 2002 were expanded for comparison purposes with those of 2004 without any changes in their amounts, and the statements of cash flows are being presented as supplementary information to those financial statements.

Description of significant accounting policies

a. Statement of income

Income and expenses are recognized on the accrual basis.

Revenue from the sale of goods is recognized in the statement of income when the significant risks and rewards of ownership have been transferred to the buyer. Revenue is not recognized if there are significant uncertainties as to its realization.

b. Accounting estimates

The preparation of the financial statements in accordance with accounting practices adopted in Brazil requires that management use its judgment in determining and recording accounting estimates. Significant assets and liabilities subject to these estimates and assumptions include the residual value of property and equipment, allowance for doubtful accounts, inventories, recoverability of deferred tax assets and provision for contingencies. The settlement of transactions involving these estimates may result in different amounts due to the lack of precision inherent to the process of their determination. The Company reviews the estimates and assumptions at least on a quarterly basis.

c. Foreign currency

Monetary liabilities denominated in foreign currencies were translated into reais at the foreign exchange rate ruling at the balance sheet date. The foreign exchange differences arising on translation are recognized in the statement of income.

d. Cash and banks

Cash and banks is comprised of cash balances and cash deposits.

e. Short-term investments

Short-term investments are recorded at cost plus income accrued to the balance sheet date, which does not exceed market value.

f. Allowance for doubtful accounts

The allowance for doubtful accounts was calculated at an amount considered adequate by management to cover any losses arising on collection of accounts receivable.

g. Inventories

Inventories are stated at the lower of average cost or market value.

h. Other current and non-current assets

Other current and non-current assets are presented at their net realizable value.

i. Property and equipment

Property and equipment are recorded at the cost of acquisition, formation or construction, less a provision for restructuring of certain stores. This restructuring plan is based on management's estimates of economic results of each of the stores being restructured. Depreciation is calculated using the straight-line method at the rates mentioned in Note 6, which take into account the estimated useful lives of the assets.

j. Deferred charges

Deferred charges are related to the goodwill originated from the incorporation mentioned in Note 7, which is being amortized in accordance with the expected future economic results of the Company.

k. Rights and obligations

Rights and obligations are accrued through the balance sheet date according to the exchange rates and interest rates specified at the contracts in force.

l. Current and non-current liabilities

Stated at the known estimated amounts, including charges and/or monetary and exchange variations incurred up to the balance sheet date, when applicable.

m. Provisions

A provision is recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability.

n. Interest on loans

Interest on loans is recorded in accordance with the terms of the contracts utilizing the effective interest rate.

o. Financial result

Financial result includes interest expenses on loans, net of interest income on financial investments, currency exchange variation, and gains and losses resulting from financial instruments, which are recognized through income.

(In thousands of *Reais* except share data)

Interest income is recognized when earned on the accrual basis.

p. Income and social contribution taxes

Income and social contribution taxes, both current and deferred are calculated based on the effective rates for income and social contribution on taxable income and consider the offsetting of tax loss carryforward and negative basis of social contribution limited to 30% of the taxable income.

The deferred tax assets resulting from tax loss carryforward, negative basis of social contribution and temporary differences were recorded in accordance with CVM Instruction 371 of June 27, 2002, and consider past profitability and expectations of future taxable income, based on a technical projection, approved by management.

q. Adjustments to present value

Purchase and sales operations with fixed terms were discounted to their present value based on internal rates which are utilized by the Company on sales to customers and by the average daily rate published by Associação Nacional dos Bancos de Investimento (ANBID) for suppliers.

r. Statements of cash flows

The Company is voluntarily presenting the statements of cash flows prepared in accordance with NPC 20 — Statement of Cash Flows, issued by IBRACON (Brazilian Institute of Independent Auditors).

3 Short-term investments

Short-term investments refer substantially to bank deposit certificate (RDB), remunerated at rates linked to the interbank deposit certificate (CDI).

4 Trade accounts receivable

	2004	2003	2002
Current:			
Trade accounts receivable — private credit	354,612	296,926	260,153
Administrators of credit cards	25,672	6,632	17,529
Less:			
Present value adjustment	(34,159)	(30,135)	(25,431)
Allowance for doubtful accounts	(19,491)	(15,500)	(15,424)
	326,634	257,923	236,827

(In thousands of *Reais* except share data)

5 Inventories

	2004	2003	2002
Merchandise for resale	80,210	68,764	60,046
Auxiliary and storeroom materials	1,132	1,049	904
Present value adjustment	(3,230)	(2,744)	(2,405)
Provision for loss in inventories	(6,631)	(6,015)	(5,535)
	71,481	61,054	53,010

6 Property and equipment

	(Average) Depreciation Rate (p.a.%)	2004	2003	2002
Buildings	4	9,951	3,286	3,286
Furniture and fixtures, facilities and improvements	10	187,194	177,344	142,493
Vehicles	20	380	367	517
Computer equipment and systems	20	56,330	49,949	42,856
Others	10	23,375	23,225	22,913
		277,230	254,171	212,065
Accumulated depreciation	—	(116,568)	(104,947)	(83,848)
Land		1,377	1,377	1,377
		162,039	150,601	129,594

7 Deferred charges

	2004	2003	2002
Goodwill	106,558	106,558	106,558
Accumulated amortization	(103,808)	(82,497)	(61,186)
	2,750	24,061	45,372

The goodwill was originated upon acquisition of Lojas Renner S.A. by J. C. Penney Brasil Investimentos Ltda. (JCP) and determined in accordance with an appraisal report by an independent company based on future profitability of the business acquired. JCP was subsequently incorporated by the Company. Goodwill is being amortized in accordance with the expected future economic results, which currently do not exceed current tax limits for amortization of goodwill.

8 Loans and financing

Current liabilities

	2004	2003	2002
Local currency:			
Bank loans	58,293	51,439	46,686

(In thousands of *Reais* except share data)

Average net interest corresponding to 105.5% of the (CDI) (105.25% in 2003 and 105.86% in 2002) with a final term of up to 180 days, guaranteed by promissory notes issued by the Company.

Long-term liabilities

	2004	2003	2002
Foreign currency:			
Financing in US$80 million	212,352	231,136	282,664

Financing from the controlling shareholders which bears interest corresponding to the LIBOR variation plus 3%. Interest is paid quarterly, and the principal will be paid from 2006 to 2009 at the rate of 25% per year.

9 Provision for contingencies

The Company is party to judicial and administrative proceedings in various courts and governmental agencies, arising from the normal course of operations, involving tax, labor, civil and other issues.

Based on information from its legal advisors, analysis of the pending legal proceedings, and previous experience with regards to amounts claimed, management recorded provisions for amounts considered sufficient to cover probable losses from the outstanding processes, as follows:

	2004	2003	2002
Income tax(a)	5,413	11,708	10,959
PIS and COFINS(b)	482	471	8,496
ICMS (VAT)(c)	20,543	10,101	5,798
Labor suits(d)	2,486	1,821	1,317
Others tax and federal contribution(e)	2,701	2,359	1,929
Civil(f)	2,967	2,258	1,633
	34,592	28,718	30,132

a. The Company is discussing in the sphere of the taxpayers' council a deficiency notice arising from the disallowance of adjustments in the basis of taxable income such as present value and monetary correction adjustments.

b. The Company obtained a favorable decision for application of Law 07/70 in detriment to Decrees 2445 and 2449/88. The offsetting of the respective credit with PIS (Programa de Integração Social) and COFINS (Contribuição para FINSOCIAL) is being contested by the Federal Union. On July 31, 2003, the Company decided to include the amounts related to the COFINS processes in a special payment regime established by Law 10684/2003.

c. The Company is questioning the application of Complementary Law 102/2000 regarding the ICMS — (VAT) credit on electricity consumption, telecommunication services and acquisitions of fixed assets. This amount also includes an assessment made by the tax authorities related to ICMS credits taken by the Company on sales returns, and ICMS credits on acquisitions of fixed assets and others utilized by the Company for items not considered essential to the Company's activities which is a requirement of the law.

d. Losses in labor suits are estimated based on the history of settlements of these type of cases.

(In thousands of *Reais* except share data)

e. There are various lawsuits, covering matters such as social security contributions, indemnity fund and the application of an ex-oficio fine in spontaneous payments of debts. Losses are estimated by our legal counsel, in accordance with the same criteria used for the other items, highlighted in this note.

f. Losses with civil proceedings are estimated based on the history of settlements of these type of cases.

10 Deferred income and social contribution taxes

The deferred income and social contribution taxes are recognized to reflect future tax effects attributable to temporary differences between the tax bases of assets and liabilities and their book values.

In accordance with CVM Instruction 371, of June 27, 2002, the Company based on its expectation of generating future taxable income determined by a technical valuation approved by management, recognized tax credits on income tax loss carryforward and the negative basis of social contribution tax from prior years, with no statutory limitation period and that can be offset against a maximum of 30% of annual taxable income. The carrying value of the deferred tax asset is reviewed annually and no adjustments arose as a result of this process at year-end.

The origin of deferred income and social contribution taxes is presented below:

	2004	2003	2002
Basis for deferred taxes:			
Allowance for doubtful accounts	19,491	15,500	15,424
Present value adjustment — net	34,108	30,189	25,274
Provision for loss in assets	8,988	8,998	9,145
Provision for contingencies	27,964	15,794	17,870
Other provisions	1,229	224	2,026
Goodwill amortization exceeding tax limit	2,639	2,639	2,639
Tax loss carryforward and negative basis of social contribution tax	15,702	24,272	28,232
Total	110,121	97,616	100,610
Income tax and social contribution	37,441	33,189	34,208
Current assets	32,103	24,937	24,609
Non-current assets	5,338	8,252	9,599

In accordance with estimates of future results, the Company expects to offset tax losses and negative bases of social contribution over a maximum period of five years.

(In thousands of *Reais* except share data)

The reconciliation between the tax expense as calculated by the combined statutory rates and the income and social contribution tax expense charged to net income is presented below:

	2004	2003	2002
Income (loss) before income and social contribution taxes	54,857	60,612	(96,269)
Combined statutory rates	34%	34%	34%
Calculated taxes	(18,651)	(20,608)	32,731
Additions:			
Tax calculated on nondeductible expenses	(9,356)	15,658	(33,825)
Exclusions:			
Tax calculated on nontaxable revenues	25,459	790	176
Fiscal incentives (PAT)	121	55	86
Tax calculated on the part exempt of the 10% additional	24	24	24
Income and social contribution			
Taxes on net income	(2,403)	(4,081)	(808)

11 Capital

The authorized capital, in accordance with the Company's by-laws, is 8,000,000,000 shares, being 2,871,062,280 common shares and 5,128,937,720 preferred shares, with no par value.

At December 31, 2004 and 2003, the subscribed and paid in capital is represented by 3,799,644,241 nominal shares, of which 1,476,533,447 are common shares and 2,323,110,794 are preferred shares, with no par value. The preferred shares have no voting rights and are assured the right to participate in dividends to be distributed, corresponding to at least 25% of the net income for the year and calculated in the terms of article 202 of the corporation law. Preferred shares are entitled to the following rights: (a) priority in receiving the aforementioned dividends corresponding to at least 3% of the value of the net worth of the share and (b) a right to participate in the profits in equality of conditions with the common shares, after these are assured a dividend equal to the minimum that has priority established in conformity with item (a), as established in item I of paragraph 1 of Article 17 of Law 6404/76, with the new wording given by Law 10303/01.

At December 31, 2002, the subscribed and fully paid in capital is represented by 3,799,644,241 nominative shares of which 1,476,533,447 are common shares and 2,323,110,794 are preferred shares, with no par value. The preferred shares have no voting rights and have priority in the distribution of dividends which are, at least, 10% higher than those attributed to common shares, as established in item I of article 17 of Law 6404/76, with the new wording given by Law 9457/97.

12 Tax payment in installments

On May 30, 2003 Law 10684 was published addressing among other points a special payment regime (PAES), destined to promoting the payment in installments of debts with the federal revenue department, the office of the attorney-general of the national treasury and the national institute of social security, constituted or not, inscribed or not as federal collectible debt, even in the stage of tax foreclosure already filed, or that had been the object of previous payment in installments, not fully paid off, and even cancelled for lack of payment. On July 31, 2003 the Company opted to include in the aforementioned regime certain taxes which were being judicially disputed.

During the year 2004 the Company amortized R$905 with respect to PAES, presenting a debit balance of R$7,908 at the end of the year.

The Company also has debits included in the Program for Fiscal Recovery (REFIS), and amortized R$162 in the aforementioned year, presenting a debit balance of R$68 at the end of the year.

13 Financial instruments and risks

The estimated realization values of financial assets and liabilities of the Company were determined through information available in the market and appropriate valuation methodologies. However, considerable judgment was required in the interpretation of the market data to estimate the most adequate realization value. Consequently, the estimates below do not necessarily indicate the values that could be realized in the current exchange market. The use of market methodologies may have a different effect on the estimated realizable values.

The management of these instruments is done through operating strategies, aimed at liquidity, profitability and security. The control policy consists of permanent follow-up of the rates engaged versus those in force in the market. The Company and its subsidiaries do not invest in derivatives or any other risk assets on a speculative basis.

a. Criteria, premises and limitations used in the calculation of market value

a. Cash and banks and short-term investments

Current accounts held in banks and short-term investments have market values similar to the book values.

b. Trade accounts receivable/Accounts payable to suppliers

Presented at the book value adjusted to present value, according with criteria explained in note 2q.

c. Deferred income and social contribution taxes

Deferred income and social contribution taxes are presented at book value, since there is no information to determine their market value.

d. Loans and financing

Interest rates on loans and financing at the end of the year approximate market interest rates for instruments with similar nature, risks and maturity dates and therefore their book values are similar to their market value.

e. Limitations

The market values were estimated at the balance sheet date, based on "market information". Changes in the assumptions may affect the estimates presented.

b. Credit risk

The sales policies of the Company and its subsidiaries are governed by the credit policies determined by management, and are aimed at minimizing eventual problems resulting from default by its clients. This objective is achieved by management through the judicious selection of the client portfolio, which takes

(In thousands of *Reais* except share data)

into consideration their capacity to pay (credit analysis) and diversification of its sales (risk spread). The Company also has an allowance for doubtful accounts, in the amount of R$19,491 (2003 — R$15,500 and 2002 — R$15,424).

c. Exchange rate risk

The results of the Company are susceptible to significant variations, due to the effects of the volatility of the foreign exchange rate on the liabilities indexed to foreign currencies, especially the U.S. dollar, which closed 2004 with a negative variation of 8%.

14 Related parties

The main asset and liability balances at December 31, 2004 as well as the transactions that affected the result for the year, related to transactions with related parties, result from transactions performed under normal market conditions for similar types of operations and are summarized as follows:

	Parent Company JC Penney Brasil Comercial Ltda.	Subsidiary Renner Adm. Cartões de Crédito Ltda.	Related Parties					
			Dromegon Particip. Ltda.	JC Penney Inc.	JC Penney Purchasing Corporation	2004 Total	2003 Total	2002 Total
Assets								
Investments	—	13	—	—	—	13	14	12
Intercompany loans								
Receivable	431	4	—	—	—	435	19	1,494
Liabilities								
Intercompany financing — long-term	—	—	—	212,352	—	212,352	231,136	282,664
Rent payable	—	—	8,133	—	—	8,133	6,041	5,823
Transactions during the year								
Rent expense	—	—	2,419	—	—	2,419	2,040	1,753
Net financial expenses	—	—	—	(8,521)	—	(8,521)	(41,267)	109,007
Imports	—	—	—	—	2,383	2,383	1,779	3,401

15 Insurance coverage

The Company has insurance policies taken out with the main insurance companies in Brazil, which were determined in accordance with the orientation of experts, and take into consideration the nature and the level of risk involved. The main insurance coverage is as follows:

	Risk Covered	2004	2003	2002
Property and equipment and inventories	Various risks (fire, theft and others)	391,708	321,391	236,665
Vehicles	Collision, civil liability	1,412	1,277	1,916
Civil liability		6,200	6,200	6,600
		399,320	328,868	245,181